

First Quarter 2016
Earnings Release and Supplemental Information



  

CH2 Data Center
Elk Grove Village, IL

DuPont Fabros Technology, Inc.
1212 New York Avenue, NW
Suite 900
Washington, D.C. 20005
(202) 728-0044
www.dft.com
NYSE: DFT

Investor Relations Contact:

Jeffrey H. Foster
Chief Financial Officer
jfoster@dft.com
(202) 478-2333



First Quarter 2016 Results

Table of Contents

Note: This press release supplement contains certain non-GAAP financial measures that we believe are helpful in understanding our business, as further discussed within this press release supplement. These financial measures, which include NAREIT Funds From Operations, Normalized Funds From Operations, Adjusted Funds From Operations, Net Operating Income, Cash Net Operating Income, NAREIT Funds From Operations per share, Normalized Funds From Operations per share and Adjusted Funds From Operations per share, should not be considered as an alternative to net income, operating income, earnings per share or any other GAAP measurement of performance or as an alternative to cash flows from operating, investing or financing activities. Furthermore, these non-GAAP financial measures are not intended to be a measure of cash flow or liquidity. Information included in this supplemental package is unaudited.




NEWS


DUPONT FABROS TECHNOLOGY, INC. REPORTS FIRST QUARTER 2016 RESULTS
Record 33.11 megawatts of leasing in First Quarter 2016
Revenues increase 16%
SC1 Phase III 100% Pre-leased

WASHINGTON, DC, - April 28, 2016 - DuPont Fabros Technology, Inc. (NYSE: DFT) announces results for the quarter ended March 31, 2016. All per share results are reported on a fully diluted basis.

Highlights

- As of April 28, 2016, our operating portfolio was 97% leased as measured by computer room square feet ("CRSF") and 96% leased as measured by critical load (in megawatts, or "MW").

- Quarterly Highlights:

    - Placed CH2 Phase II into service 77% leased based on critical load and 76% leased as measured by CRSF, totaling 6.3 MW and 35,000 CRSF.

    - Executed seven new leases totaling 33.11 MW and 160,686 CRSF of space with a weighted average lease term of 13.2 years. Of this amount, 6.00 MW and 34,228 CRSF was executed after our March 17, 2016 leasing update press release.

    - As previously disclosed, extended the term of one lease at ACC6 totaling 0.54 MW and 2,517 CRSF for five years.

    - Completed a secondary offering of 7,613,000 shares of common stock at a public offering price of $37.75 per share, for gross proceeds of $287.4 million.

- Subsequent to the First Quarter 2016:

    - Extended the term of one lease at NJ1 totaling 0.28 MW and 1,385 CRSF for one year.

Christopher Eldredge, President and Chief Executive Officer, said, "DFT's 33.1 megawatts of leasing in the first quarter of 2016 represents a new quarterly record for the company, breaking the prior record-level of 32.4 megawatts leased just one quarter ago. This level of activity is evidence of the strong and strengthening demand from cloud customers and supports the 61.4 megawatts of new data centers we have in development."

First Quarter 2016 Results

For the quarter ended March 31, 2016, earnings were $0.36 per share compared to $0.24 per share in the first quarter of 2015. The increase in earnings per share was primarily due to new leases that commenced in 2015 and in the first quarter of 2016, and a first quarter 2015 charge of $0.07 per share for the severance expense and equity accelerations associated with the departure of our former CEO. Revenues increased 16%, or $16.8 million, to $124.1 million for the first quarter of 2016 over the first quarter of 2015. The increase in revenues was primarily due to new leases commencing.

The severance expense and equity acceleration charge described above is excluded from the calculation of Normalized Funds From Operations ("FFO"). Normalized FFO for the quarter ended March 31, 2016 was $0.67 per share compared to $0.61 per share for the first quarter of 2015. Normalized FFO increased $0.06 per share, or 10%, from the prior year quarter primarily due to the following:

- Increased operating income excluding depreciation and severance expense and equity accelerations of $0.10 per share primarily due to new leases commencing, partially offset by

- Increased interest expense of $0.04 per share due to a higher level of outstanding debt related to development financing.

Adjusted FFO ("AFFO") for the quarter ended March 31, 2016 was $0.64 per share compared to $0.65 per share in the first quarter of 2015. AFFO decreased $0.01 per share, or 2% from the prior year. The decrease was primarily due to the following:

- An increased deduction of $0.07 per share of straight-line revenue resulting from new leases signed in the fourth quarter of 2015 where rent did not fully commence in the first quarter of 2016, and due to the rent for the new ACC2 lease not commencing until the second quarter of 2016, and

- Increased capital expenditures at our operating data center facilities of $0.02 per share primarily related to ACC2 enhancements, partially offset by

- Increased Normalized FFO of $0.06 per share,

- Increased add-back of compensation paid with Company common shares of $0.01 per share, and

- Lower deduction of amortization of above and below market lease revenue of $0.01 per share.

Portfolio Update

During the first quarter 2016, we:

- Executed seven new leases totaling 33.11 MW and 160,686 CRSF.

  - One pre-lease was for the entire 16.00 MW and 64,000 CRSF of SC1 Phase III with an anticipated GAAP unlevered return on investment of 11.3% to 11.7%. SC1 Phase III is 100% pre-leased, and this lease is expected to commence in the third quarter of 2017 when development of SC1 Phase III is completed.

  - One lease was for an increase in power for an existing lease at CH2 Phase I totaling 0.58 MW. The power increase portion of this lease commenced in April 2016.

  - Two pre-leases were at CH2 Phase II with one lease representing an increase in power in an existing computer room. These pre-leases totaled 3.42 MW and 17,830 CRSF and commenced in the second quarter when CH2 Phase II opened. CH2 Phase II is now 77% leased and commenced based on critical load and 76% leased and commenced based on CRSF.

  - Two pre-leases were at CH2 Phase III for 10.11 MW and 61,742 CRSF. These pre-leases are expected to commence upon the opening of CH2 Phase III in the third quarter of 2016. CH2 Phase III is now 89% pre-leased based on critical load and 77% pre-leased based on CRSF.

  - One pre-lease was at ACC7 Phase III totaling 3.00 MW and 17,114 CRSF. This pre-lease is expected to commence upon the opening of ACC7 Phase III in the second quarter of 2016. ACC7 Phase III is now 25% pre-leased based on both critical load and CRSF.

- Extended the term of one of the two leases scheduled to expire in 2016. The extended lease is for 0.54 MW and 2,517 CRSF at ACC6. The lease term has been extended by five years, effective on October 1, 2016, and at that time, cash base rent will increase 3.0% and GAAP base rent increased 14.9% immediately.

There is one remaining lease scheduled to expire in 2016, and it is for 1.14 MW and 5,400 CRSF with an expiration date of December 31, 2016.

Subsequent to the first quarter, we:

- Extended the term of one lease at NJ1 scheduled to expire in 2017. The lease is for 0.28 MW and 1,385 CRSF. The lease term has been extended by one year effective June 1, 2017, and at that time, cash base rent will increase 10.0%. GAAP base rent increased 14.7% immediately.

Year to date, we:

- Executed seven leases with a weighted average lease term of 13.2 years totaling 33.11 MW and 160,686 CRSF that are expected to generate approximately $41.2 million of annualized GAAP base rent revenue which is equivalent to a GAAP rate of $104 per kW per month. Including operating expense recoveries, this equates to $53.7 million of annualized revenue before recovery of metered power, which is a rate of $135 per kW per month.

- Commenced 6 leases totaling 16.10 MW and 80,022 CRSF.

- Extended the term of two leases totaling 0.82 MW and 3,902 CRSF by a weighted average of 3.6 years. Compared to the rates in effect when each of the extensions were executed, cash base rents will be an average of 6.1% higher upon the expiration of the original lease terms. GAAP base rents will be an average of 14.8% higher immediately. The average GAAP base rent rate related to these extensions was $149 per kW per month and including operating expense recoveries, this yields $182 per kW per month.

Development Update

In February 2016, we purchased two parcels of land in Ashburn, VA totaling 44.0 acres for $20.2 million. One of these parcels is inside our Ashburn Corporate Campus and one is adjacent to it. This land is being held for the development of two new data center facilities to be known as ACC9 and ACC10, and a powered base shell or build-to-suit development to be known as ACC11. In March 2016, we entered in to a contract to purchase 46.7 acres of land in Hillsboro, Oregon for $11.2 million. We expect to complete this acquisition in the third quarter of 2016.

Below is a summary of our five projects currently under development:

Data Center Phase	Capacity (MW)	Anticipated Placed in Service Date	Percentage Pre-Leased CRSF / Critical Load
ACC7 Phase III	11.9	Q2 2016	25% / 25%
ACC7 Phase IV	7.8	Q4 2016	—
ACC9 Phase I	14.4	Q3 2017	—
CH2 Phase III	11.3	Q3 2016	77% / 89%
SC1 Phase III	16.0	Q3 2017	100% / 100%
	61.4		

Balance Sheet and Liquidity

In March 2016, we completed an underwritten public offering of 7,613,000 shares of common stock at a public offering price of $37.75 per share, which was a 2.78% discount from the previous day's closing price of our stock. During the offering, the issuance was up-sized from $200 million to $250 million, and included an additional $37.4 million of proceeds resulting from the exercise of the over-allotment option by the underwriters. Gross proceeds from the offering were $287.4 million.

As announced yesterday, we intend to redeem $85 million of Series A preferred stock effective May 27, 2016.

As of April 28, 2016, we have no borrowings under our revolving credit facility, leaving $700 million available for additional borrowings.

Dividend

Our first quarter 2016 dividend of $0.47 per share was paid on April 15, 2016 to shareholders of record as of April 1, 2016. The anticipated 2016 annualized dividend of $1.88 per share represents an estimated AFFO payout ratio of 67% at the midpoint of our current 2016 guidance and a yield of approximately 4.6% based on our current stock price.

Second Quarter and Full Year 2016 Guidance

We are increasing the midpoint of our 2016 Normalized FFO guidance range by $0.01 per share. The new range is $2.71 to $2.81 per share compared to the prior range of $2.65 to $2.85 per share. Key assumptions included in the current guidance range are:

- Both the higher end and lower end of the range include $0.06 per share of future income from current leases at NJ1. If NJ1 is sold in 2016, guidance will be adjusted for the loss of this income and for the application of the sales proceeds.

- The low end of the range assumes no new leasing, and the high end of the range assumes $0.09 per share from new leases.

- Opening ACC7 Phase III in June 2016, CH2 Phase III in July 2016 and ACC7 Phase IV in the fourth quarter of 2016.

The midpoint of our revised 2016 Normalized FFO guidance range is $2.76 per share, which is $0.01 higher than the prior guidance midpoint of $2.75 per share. The increase is due to:

- Increased operating income excluding depreciation due to the leases executed in the first quarter of 2016. These leases increased the low end of the range by $0.10 per share, but since they were already contemplated in the original high end of the guidance range, the impact to the midpoint is a $0.05 per share increase.

- Decreased interest expense of $0.11 per share due to lower expected levels of outstanding debt and less expected increases in interest rates. The decline in debt levels is due to the $287 million equity issuance, some of which will be used to fund our development costs in place of the debt funding in our prior guidance.

- Decreased preferred stock dividends of $0.05 per share from the announced redemption of $85 million of Series A preferred stock, partially offset by

- Dilution of $0.20 per share from the issuance of 7,613,000 shares of common equity in March 2016.

	Guidance Range			
Guidance Rollforward - Normalized FFO per share	**Low End**		**High End**	
Prior Guidance	$	**2.65**	$	**2.85**
Common equity offering dilution		(0.20)		(0.20)
Interest expense reduction		0.11		0.11
Retirement of $85 million Series A Preferred Stock		0.05		0.05
Net impact of common equity offering		**(0.04)**		**(0.04)**
Revenue from executed leases		**0.10**		—
Current Guidance	$	**2.71**	$	**2.81**

Our Normalized FFO guidance range is $0.63 to $0.65 per share for the second quarter of 2016. The midpoint of this range is $0.03 lower than Normalized FFO per share in the first quarter of 2016. This is due to the following assumptions:

- Dilution of $0.06 per share from the issuance of 7,613,000 shares of common equity, partially offset by

- Increased operating income excluding depreciation of $0.02 per share from the new leases commencing and

- Decreased preferred stock dividends of $0.01 per share from the announced redemption of $85 million of Series A preferred stock.

Our revised 2016 AFFO guidance range is $2.75 to $2.85 per share as compared to prior guidance of $2.70 to $2.90 per share. The midpoint of our revised 2016 AFFO guidance range is $2.80 per share, which is unchanged from our prior guidance midpoint. This is due to:

- Increased Normalized FFO of $0.01 per share, and

- Increased add-back of stock-based compensation of $0.01 per share, offset by

- Decreased add-back of straight-line revenues of $0.02 per share.

Our AFFO guidance range is $0.64 to $0.66 per share for the second quarter of 2016. The midpoint of the range is $0.01 per share higher than first quarter 2016 AFFO per share. This is due to:

- Increased straight-line revenues of $0.03 per share and

- Decreased capitalized leasing commissions of $0.01 per share, partially offset by

- Decreased Normalized FFO of $0.03 per share.

The assumptions underlying Normalized FFO and AFFO guidance can be found on the last page of this earnings release.

First Quarter 2016 Conference Call and Webcast Information

We will host a conference call to discuss these results today, Thursday, April 28, 2016 at 11:00 a.m. ET. To access the live call, please visit the Investor Relations section of our website at www.dft.com or dial 1-877-662-0063 (domestic) or 1-503-406-4459 (international) and entering the conference ID #83040887. A replay will be available for seven days by dialing 1-855-859-2056 (domestic) or 1-404-537-3406 (international). The webcast will be archived on our website for one year at www.dft.com on the Presentations & Webcasts page.

About DuPont Fabros Technology, Inc.

DuPont Fabros Technology, Inc. (NYSE: DFT) is a leading owner, developer, operator and manager of enterprise-class, carrier neutral, multi-tenant wholesale data centers. The Company's facilities are designed to offer highly specialized, efficient and safe computing environments in a low-cost operating model. The Company's customers outsource their mission critical applications and include national and international enterprises across numerous industries, such as technology, Internet content providers, media, communications, cloud-based, healthcare and financial services. The Company's 12 data centers are located in four major U.S. markets, which total 3.1 million gross square feet and 273 megawatts of available critical load to power the servers and computing equipment of its customers. DuPont Fabros Technology, Inc., a real estate investment trust (REIT), is headquartered in Washington, DC. For more information, please visit www.dft.com.

Forward-Looking Statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The matters described in these forward-looking statements include expectations regarding future events, results and trends and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. We face many risks that could cause our actual performance to differ materially from the results contemplated by our forward-looking statements, including, without limitation, the risk that the assumptions underlying our full year and second quarter 2016 guidance are not realized, the risks related to the leasing of available space to third-party customers, including delays in executing new leases, failure to negotiate leases on terms that will enable us to achieve our expected returns and declines in rental rates at new and existing facilities, risks related to the collection of accounts and notes receivable, the risk that we may be unable to obtain new financing on favorable terms to facilitate, among other things, future development projects, the risks commonly associated with construction and development of new facilities (including delays and/or cost increases associated with the completion of new developments), risks relating to obtaining required permits and compliance with permitting, zoning, land-use and environmental requirements, the risk that we will not declare and pay dividends as anticipated for future periods and the risk that we may not be able to maintain our qualification as a REIT for federal tax purposes. The periodic reports that we file with the Securities and Exchange Commission, including the annual report on Form 10-K for the year ended December 31, 2015 contain detailed descriptions of these and many other risks to which we are subject. These reports are available on our website at www.dft.com. Because of the risks described above and other unknown risks, our actual results, performance or achievements may differ materially from the results, performance or achievements contemplated by our forward-looking statements. The information set forth in this news release represents our expectations and intentions only as of the date of this press release. We assume no responsibility to issue updates to the contents of this press release.

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited and in thousands except share and per share data)

	Three months ended March 31,	
	2016	**2015**
Revenues:		
Base rent	$ 82,533	$ 71,573
Recoveries from tenants	38,694	33,305
Other revenues	2,922	2,436
Total revenues	124,149	107,314
Expenses:		
Property operating costs	35,955	31,493
Real estate taxes and insurance	5,316	3,976
Depreciation and amortization	25,843	25,027
General and administrative	5,575	4,343
Other expenses	2,349	7,253
Total expenses	75,038	72,092
Operating income	49,111	35,222
Interest:		
Expense incurred	(11,569)	(8,247)
Amortization of deferred financing costs	(845)	(642)
Net income	36,697	26,333
Net income attributable to redeemable noncontrolling interests – operating partnership	(5,478)	(3,719)
Net income attributable to controlling interests	31,219	22,614
Preferred stock dividends	(6,811)	(6,811)
Net income attributable to common shares	$ 24,408	$ 15,803
Earnings per share – basic:		
Net income attributable to common shares	$ 0.36	$ 0.24
Weighted average common shares outstanding	66,992,995	65,506,028
Earnings per share – diluted:		
Net income attributable to common shares	$ 0.36	$ 0.24
Weighted average common shares outstanding	67,846,115	66,456,271
Dividends declared per common share	$ 0.47	$ 0.42

DUPONT FABROS TECHNOLOGY, INC.
RECONCILIATIONS OF NET INCOME TO NAREIT FFO, NORMALIZED FFO AND AFFO [1]
(unaudited and in thousands except share and per share data)

	Three months ended March 31,	
	2016	**2015**
Net income	$ 36,697	$ 26,333
Depreciation and amortization	25,843	25,027
Less: Non real estate depreciation and amortization	(194)	(144)
NAREIT FFO	62,346	51,216
Preferred stock dividends	(6,811)	(6,811)
NAREIT FFO attributable to common shares and common units	55,535	44,405
Severance expense and equity acceleration	—	5,578
Normalized FFO attributable to common shares and common units	55,535	49,983
Straight-line revenues, net of reserve	(1,737)	3,783
Amortization and write-off of lease contracts above and below market value	(116)	(593)
Compensation paid with Company common shares	1,769	1,341
Non real estate depreciation and amortization	194	144
Amortization of deferred financing costs	845	642
Improvements to real estate	(2,099)	(574)
Capitalized leasing commissions	(1,611)	(1,466)
AFFO attributable to common shares and common units	$ 52,780	$ 53,260
NAREIT FFO attributable to common shares and common units per share – diluted	$ 0.67	$ 0.54
Normalized FFO attributable to common shares and common units per share – diluted	$ 0.67	$ 0.61
AFFO attributable to common shares and common units per share – diluted	$ 0.64	$ 0.65
Weighted average common shares and common units outstanding – diluted	83,094,266	81,983,283

(1) Funds from operations, or FFO, is used by industry analysts and investors as a supplemental operating performance measure for REITs. We calculate FFO in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. FFO, as defined by NAREIT, represents net income determined in accordance with GAAP, excluding extraordinary items as defined under GAAP, impairment charges on depreciable real estate assets and gains or losses from sales of previously depreciated operating real estate assets, plus specified non-cash items, such as real estate asset depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We also present FFO attributable to common shares and OP units, which is FFO excluding preferred stock dividends. FFO attributable to common shares and OP units per share is calculated on a basis consistent with net income attributable to common shares and OP units and reflects adjustments to net income for preferred stock dividends.

We use FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared period over period, captures trends in occupancy rates, rental rates and operating expenses. We also believe that, as a widely recognized measure of the performance of equity REITs, FFO may be used by investors as a basis to compare our operating performance with that of other REITs. However, because FFO excludes real estate related depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited.

While FFO is a relevant and widely used measure of operating performance of equity REITs, other equity REITs may use different methodologies for calculating FFO and, accordingly, FFO as disclosed by such other REITs may not be comparable to our FFO. Therefore, we believe that in order to facilitate a clear understanding of our historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated statements of operations. FFO should not be considered as an alternative to net income or to cash flow from operating activities (each as computed in accordance with GAAP) or as an indicator of our liquidity, nor is it indicative of funds available to meet our cash needs, including our ability to pay dividends or make distributions.

We present FFO with adjustments to arrive at Normalized FFO. Normalized FFO is FFO attributable to common shares and units excluding severance expense and equity accelerations, gain or loss on early extinguishment of debt and gain or loss on derivative instruments. We also present FFO with supplemental adjustments to arrive at Adjusted FFO ("AFFO"). AFFO is Normalized FFO excluding straight-line revenue, compensation paid with Company common shares, below market lease amortization and write-offs net of above market lease amortization and write-offs, non real estate depreciation and amortization, amortization of deferred financing costs, improvements to real estate and capitalized leasing commissions. AFFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow provided by operations as a measure of liquidity and is not necessarily indicative of funds available to fund our cash needs including our ability to pay dividends. In addition, AFFO may not be comparable to similarly titled measurements employed by other companies. We use AFFO in management reports to provide a measure of REIT operating performance that can be compared to other companies using AFFO.

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

	March 31, 2016	December 31, 2015
	(unaudited)	
ASSETS		
Income producing property:		
Land	$ 94,203	$ 94,203
Buildings and improvements	2,741,894	2,736,936
	2,836,097	2,831,139
Less: accumulated depreciation	(585,338)	(560,837)
Net income producing property	2,250,759	2,270,302
Construction in progress and land held for development	372,438	300,939
Net real estate	2,623,197	2,571,241
Cash and cash equivalents	242,533	31,230
Rents and other receivables, net	9,685	9,588
Deferred rent, net	130,678	128,941
Lease contracts above market value, net	5,806	6,029
Deferred costs, net	24,018	23,774
Prepaid expenses and other assets	45,315	44,689
Total assets	$ 3,081,232	$ 2,815,492
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Line of credit	$ —	$ —
Mortgage notes payable, net of deferred financing costs	114,183	114,075
Unsecured term loan, net of deferred financing costs	249,236	249,172
Unsecured notes payable, net of discount and deferred financing costs	835,552	834,963
Accounts payable and accrued liabilities	28,094	32,301
Construction costs payable	21,247	22,043
Accrued interest payable	6,512	11,821
Dividend and distribution payable	47,724	43,906
Lease contracts below market value, net	3,793	4,132
Prepaid rents and other liabilities	67,037	67,477
Total liabilities	1,373,378	1,379,890
Redeemable noncontrolling interests – operating partnership	603,154	479,189
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, $.001 par value, 50,000,000 shares authorized:		
Series A cumulative redeemable perpetual preferred stock, 7,400,000 issued and outstanding at March 31, 2016 and December 31, 2015	185,000	185,000
Series B cumulative redeemable perpetual preferred stock, 6,650,000 issued and outstanding at March 31, 2016 and December 31, 2015	166,250	166,250
Common stock, $.001 par value, 250,000,000 shares authorized, 74,421,820 shares issued and outstanding at March 31, 2016 and 66,105,650 shares issued and outstanding at December 31, 2015	74	66
Additional paid in capital	808,913	685,042
Accumulated deficit	(55,537)	(79,945)
Total stockholders' equity	1,104,700	956,413
Total liabilities and stockholders' equity	$ 3,081,232	$ 2,815,492

DUPONT FABROS TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited and in thousands)

| | Three months ended March 31, | |
	2016	2015
Cash flow from operating activities		
Net income	$ 36,697	$ 26,333
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	25,843	25,027
Straight-line revenues, net of reserve	(1,737)	3,783
Amortization of deferred financing costs	845	642
Amortization and write-off of lease contracts above and below market value	(116)	(593)
Compensation paid with Company common shares	1,769	5,290
Changes in operating assets and liabilities		
Rents and other receivables	(97)	(3,599)
Deferred costs	(1,611)	(1,474)
Prepaid expenses and other assets	61	(2,052)
Accounts payable and accrued liabilities	(4,599)	1,916
Accrued interest payable	(5,309)	(8,816)
Prepaid rents and other liabilities	(407)	2,635
Net cash provided by operating activities	51,339	49,092
Cash flow from investing activities		
Investments in real estate – development	(52,302)	(57,584)
Land acquisition costs – related party	(20,168)	—
Interest capitalized for real estate under development	(3,183)	(2,856)
Improvements to real estate	(2,099)	(574)
Additions to non-real estate property	(123)	(176)
Net cash used in investing activities	(77,875)	(61,190)
Cash flow from financing activities		
Line of credit:		
Proceeds	60,000	90,000
Repayments	(60,000)	—
Issuance of common stock, net of offering costs	275,797	—
Equity compensation proceeds (payments)	7,007	(7,489)
Common stock repurchases	—	(31,912)
Dividends and distributions:		
Common shares	(31,070)	(27,745)
Preferred shares	(6,811)	(6,811)
Redeemable noncontrolling interests – operating partnership	(7,084)	(6,484)
Net cash provided by financing activities	237,839	9,559
Net increase (decrease) in cash and cash equivalents	211,303	(2,539)
Cash and cash equivalents, beginning	31,230	29,598
Cash and cash equivalents, ending	$ 242,533	$ 27,059
Supplemental information:		
Cash paid for interest	$ 20,063	$ 19,930
Deferred financing costs capitalized for real estate under development	$ 217	$ 231
Construction costs payable capitalized for real estate under development	$ 21,247	$ 25,482
Redemption of operating partnership units	$ 6,101	$ 598
Adjustments to redeemable noncontrolling interests – operating partnership	$ 131,582	$ (5,878)

DUPONT FABROS TECHNOLOGY, INC.

Operating Properties
As of April 1, 2016

Property	Property Location	Year Built/ Renovated	Gross Building Area (2)	Computer Room Square Feet ("CRSF") (2)	CRSF % Leased (3)	CRSF % Commenced (4)	Critical Load MW (5)	Critical Load % Leased (3)	Critical Load % Commenced (4)
Stabilized (1)									
ACC2	Ashburn, VA	2001/2005	87,000	53,000	100%	100%	10.4	100%	100%
ACC3	Ashburn, VA	2001/2006	147,000	80,000	100%	100%	13.9	100%	100%
ACC4	Ashburn, VA	2007	347,000	172,000	100%	100%	36.4	97%	97%
ACC5	Ashburn, VA	2009-2010	360,000	176,000	99%	99%	36.4	100%	100%
ACC6	Ashburn, VA	2011-2013	262,000	130,000	100%	100%	26.0	100%	100%
ACC7 Phases I/II	Ashburn, VA	2014-2015	224,000	118,000	100%	100%	21.9	100%	100%
CH1	Elk Grove Village, IL	2008-2012	485,000	231,000	100%	100%	36.4	100%	100%
CH2 Phase I (6)	Elk Grove Village, IL	2015	94,000	45,000	100%	100%	8.0	100%	93%
NJ1 Phase I	Piscataway, NJ	2010	180,000	88,000	70%	70%	18.2	52%	52%
SC1 Phases I/11	Santa Clara, CA	2011-2015	360,000	173,000	100%	100%	36.6	100%	100%
VA3	Reston, VA	2003	256,000	147,000	94%	94%	13.0	95%	95%
VA4	Bristow, VA	2005	230,000	90,000	100%	100%	9.6	100%	100%
Subtotal – stabilized			3,032,000	1,503,000	98%	98%	266.8	96%	96%
Completed, not Stabilized									
CH2 Phase II	Elk Grove Village, IL	2016	74,000	35,000	76%	76%	6.3	77%	77%
Subtotal – not stabilized			74,000	35,000	76%	76%	6.3	77%	77%
Total Operating Properties			3,106,000	1,538,000	97%	97%	273.1	96%	95%

(1) Stabilized operating properties are either 85% or more leased and commenced or have been in service for 24 months or greater.
(2) Gross building area is the entire building area, including CRSF (the portion of gross building area where our customers' computer servers are located), common areas, areas controlled by us (such as the mechanical, telecommunications and utility rooms) and, in some facilities, individual office and storage space leased on an as available basis to our customers.
(3) Percentage leased is expressed as a percentage of CRSF or critical load, as applicable, that is subject to an executed lease. Leases executed as of April 1, 2016 represent $351 million of base rent on a GAAP basis and $359 million of base rent on a cash basis over the next twelve months. Both amounts include $18 million of revenue from management fees over the next twelve months.
(4) Percentage commenced is expressed as a percentage of CRSF or critical load, as applicable, where the lease has commenced under GAAP.
(5) Critical load (also referred to as IT load or load used by customers' servers or related equipment) is the power available for exclusive use by customers expressed in terms of megawatt, or MW, or kilowatt, or kW (One MW is equal to 1,000 kW).
(6) As of April 28, 2016, CH2 Phase I is 100% commenced on a CRSF basis as well as a critical load basis.

DUPONT FABROS TECHNOLOGY, INC.

Lease Expirations
As of April 1, 2016

The following table sets forth a summary schedule of lease expirations at our operating properties for each of the ten calendar years beginning with 2016. The information set forth in the table below assumes that customers exercise no renewal options and takes into account customers' early termination options in determining the life of their leases under GAAP.

Year of Lease Expiration	Number of Leases Expiring (1)	CRSF of Expiring Commenced Leases (in thousands) (2)	% of Leased CRSF	Total kW of Expiring Commenced Leases (2)	% of Leased kW	% of Annualized Base Rent (3)
2016	1	6	0.4%	1,138	0.4%	0.6%
2017 (4)	12	76	5.1%	12,419	4.8%	4.8%
2018	21	180	12.1%	34,017	13.0%	13.3%
2019	21	291	19.5%	52,016	20.0%	20.8%
2020	15	182	12.2%	32,404	12.4%	12.5%
2021	17	283	19.0%	48,735	18.7%	17.6%
2022	8	106	7.1%	18,509	7.1%	7.0%
2023	9	103	6.9%	14,455	5.5%	4.9%
2024	8	112	7.5%	19,279	7.4%	8.8%
2025	3	47	3.2%	7,172	2.8%	3.3%
After 2025	8	106	7.0%	20,528	7.9%	6.4%
Total	123	1,492	100%	260,672	100%	100%

(1)   Represents 37 customers with 123 lease expiration dates.
(2)   CRSF is that portion of gross building area where customers locate their computer servers. One MW is equal to 1,000 kW.
(3)   Annualized base rent represents the monthly contractual base rent (defined as cash base rent before abatements) multiplied by 12 for commenced leases as of April 1, 2016.
(4)   As of April 28, 2016, one of these leases totaling 0.28 MW of critical load and 1,385 CRSF representing 0.1% of annualized base rent was extended by one year and now expires in 2018.

DUPONT FABROS TECHNOLOGY, INC.

Top 15 Customers
As of April 1, 2016

The following table presents our top 15 customers based on annualized monthly contractual base rent at our operating properties as of April 1, 2016:

	Customer	Number of Buildings	Number of Markets	Remaining Term	% of Annualized Base Rent (1)
1	Microsoft	8	3	5.8	23.3%
2	Facebook	4	1	4.6	21.0%
3	Rackspace	3	2	9.3	9.4%
4	Fortune 25 Investment Grade Rated Company	3	3	4.4	9.3%
5	Fortune 1000 leading Software as a Service (SaaS) Provider, Not Rated	4	2	6.8	6.7%
6	Yahoo! (2)	2	2	2.0	6.7%
7	Server Central	1	1	5.4	2.6%
8	Dropbox	1	1	2.8	1.6%
9	IAC	1	1	3.1	1.6%
10	Anexio	4	2	7.8	1.4%
11	Symantec	2	1	1.3	1.4%
12	Fortune 25 Investment Grade Rated Company	2	2	4.9	1.2%
13	Zynga (3)	1	1	0.1	1.1%
14	UBS	1	1	9.3	1.0%
15	Sanofi Aventis	2	1	5.3	0.9%
Total					89.2%

(1) Annualized base rent represents monthly contractual base rent for commenced leases (defined as cash base rent before abatements) multiplied by 12 for commenced leases as of April 1, 2016.
(2) Comprised of a lease at ACC4 which is 6.1% of annualized base rent that has been fully subleased to another DFT customer and a lease at NJ1 which is 0.6% of annualized base rent.
(3) Comprised of leases at ACC5 that have been fully subleased to another DFT customer.

DUPONT FABROS TECHNOLOGY, INC.
Same Store Analysis
($ in thousands)

Same Store Properties

	Three Months Ended				
	31-Mar-16	31-Mar-15	% Change	31-Dec-15	% Change
Revenue:					
Base rent	$ 79,811	$ 71,573	11.5 %	$ 75,259	6.0 %
Recoveries from tenants	37,730	33,305	13.3 %	36,121	4.5 %
Other revenues	541	482	12.2 %	549	(1.5)%
Total revenues	118,082	105,360	12.1 %	111,929	5.5 %
Expenses:					
Property operating costs	35,114	31,493	11.5 %	34,703	1.2 %
Real estate taxes and insurance	5,029	3,959	27.0 %	4,791	5.0 %
Other expenses	148	16	N/M	137	N/M
Total expenses	40,291	35,468	13.6 %	39,631	1.7 %
Net operating income (1)	**77,791**	**69,892**	**11.3 %**	**72,298**	**7.6 %**
Straight-line revenues, net of reserve	(1,696)	2,925	N/M	1,420	N/M
Amortization of lease contracts above and below market value	(116)	(592)	N/M	(116)	N/A
Cash net operating income (1)	**$ 75,979**	**$ 72,225**	**5.2 %**	**$ 73,602**	**3.2 %**

Note: Same Store Properties represent those properties placed into service on or before January 1, 2015 and excludes CH2.

Same Store, Same Capital Properties

	Three Months Ended				
	31-Mar-16	31-Mar-15	% Change	31-Dec-15	% Change
Revenue:					
Base rent	$ 63,210	$ 62,729	0.8 %	$ 60,540	4.4 %
Recoveries from tenants	27,275	27,662	(1.4)%	27,162	0.4 %
Other revenues	474	445	6.5 %	487	(2.7)%
Total revenues	90,959	90,836	0.1 %	88,189	3.1 %
Expenses:					
Property operating costs	25,704	25,585	0.5 %	26,124	(1.6)%
Real estate taxes and insurance	3,381	2,894	16.8 %	3,125	8.2 %
Other expenses	144	14	N/M	135	N/M
Total expenses	29,229	28,493	2.6 %	29,384	(0.5)%
Net operating income (1)	**61,730**	**62,343**	**(1.0)%**	**58,805**	**5.0 %**
Straight-line revenues, net of reserve	1,429	3,678	N/M	(1,043)	N/M
Amortization of lease contracts above and below market value	(116)	(592)	N/M	(116)	N/A
Cash net operating income (1)	**$ 63,043**	**$ 65,429**	**(3.6)%**	**$ 57,646**	**9.4 %**

Note: Same Store, Same Capital properties represent those properties placed into service on or before January 1, 2015 and have less than 10% of additional critical load developed after January 1, 2015. Excludes CH2, SC1, and ACC7.

(1) See next page for a reconciliation of Net Operating Income and Cash Net Operating Income to GAAP measures.

DUPONT FABROS TECHNOLOGY, INC.

Same Store Analysis - Reconciliations of Operating Income
to Net Operating Income and Cash Net Operating Income [1]
($ in thousands)

Reconciliation of Operating Income to Same Store Net Operating Income and Cash Net Operating Income

	Three Months Ended				
	31-Mar-16	31-Mar-15	% Change	31-Dec-15	% Change
Operating income (loss)	$ 49,111	$ 35,222	39.4 %	$ (79,523)	(161.8)%
Add-back: non-same store operating loss	3,660	9,841	(62.8)%	7,006	(47.8)%
Same Store:					
Operating income (loss)	52,771	45,063	17.1 %	(72,517)	(172.8)%
Depreciation and amortization	25,020	24,829	0.8 %	25,548	(2.1)%
Impairment on investment in real estate	—	—	N/A	119,267	N/A
Net operating income	**77,791**	**69,892**	**11.3 %**	**72,298**	**7.6 %**
Straight-line revenues, net of reserve	(1,696)	2,925	N/M	1,420	N/M
Amortization of lease contracts above and below market value	(116)	(592)	N/M	(116)	N/A
Cash net operating income	**$ 75,979**	**$ 72,225**	**5.2 %**	**$ 73,602**	**3.2 %**

Reconciliation of Operating Income to Same Store, Same Capital Net Operating Income and Cash Net Operating Income

	Three Months Ended				
	31-Mar-16	31-Mar-15	% Change	31-Dec-15	% Change
Operating income (loss)	$ 49,111	$ 35,222	39.4 %	$ (79,523)	(161.8)%
Less: non-same store operating (income) loss	(7,067)	5,947	(218.8)%	(1,566)	351.3 %
Same Store:					
Operating income (loss)	42,044	41,169	2.1 %	(81,089)	(151.8)%
Depreciation and amortization	19,686	21,174	(7.0)%	20,627	(4.6)%
Impairment on investment in real estate	—	—	N/A	119,267	N/A
Net operating income	**61,730**	**62,343**	**(1.0)%**	**58,805**	**5.0 %**
Straight-line revenues, net of reserve	1,429	3,678	N/M	(1,043)	N/M
Amortization of lease contracts above and below market value	(116)	(592)	N/M	(116)	N/A
Cash net operating income	**$ 63,043**	**$ 65,429**	**(3.6)%**	**$ 57,646**	**9.4 %**

(1) Net Operating Income ("NOI") represents total revenues less property operating costs, real estate taxes and insurance, and other expenses (each as reflected in the consolidated statements of operations) for the properties included in the analysis. Cash Net Operating Income ("Cash NOI") is NOI less straight-line revenues, net of reserve and amortization of lease contracts above and below market value for the properties included in the analysis.

We use NOI and Cash NOI as supplemental performance measures because, in excluding depreciation and amortization, impairment charges on depreciable real estate assets and gains and losses from property dispositions, each provides a performance measure that, when compared period over period, captures trends in occupancy rates, rental rates and operating expenses. However, because NOI and Cash NOI exclude depreciation and amortization, impairment charges on depreciable real estate assets and gains and losses from property dispositions, and capture neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of NOI and Cash NOI as a measure of our performance is limited.

Other REITs may not calculate NOI and Cash NOI in the same manner we do and, accordingly, our NOI and Cash NOI may not be comparable to the NOI and Cash NOI of other REITs. NOI and Cash NOI should not be considered as an alternative to operating income (as computed in accordance with GAAP).

DUPONT FABROS TECHNOLOGY, INC.

Development Projects
As of March 31, 2016
($ in thousands)

Property	Property Location	Gross Building Area (1)	CRSF (2)	Critical Load MW (3)	Estimated Total Cost (4)	Construction in Progress & Land Held for Development (5)	CRSF % Pre-leased	Critical Load % Pre-leased
Current Development Projects								
ACC7 Phase III	Ashburn, VA	126,000	68,000	11.9	$95,000 - $99,000	$ 91,359	25%	25%
ACC7 Phase IV	Ashburn, VA	96,000	52,000	7.8	73,000 - 78,000	41,466	—%	—%
ACC9 Phase I	Ashburn, VA	163,000	90,000	14.4	135,000 - 141,000	5,431	—%	—%
CH2 Phase II (6)	Elk Grove Village, IL	74,000	35,000	6.3	57,000 - 58,000	57,727	76%	77%
CH2 Phase III	Elk Grove Village, IL	168,000	80,000	11.3	130,000 - 134,000	119,142	77%	89%
SC1 Phase III	Santa Clara, CA	111,000	64,000	16.0	162,000 - 168,000	8,761	100%	100%
		738,000	389,000	67.7	652,000 - 678,000	323,886		
Future Development Projects/Phases								
ACC9 Phase II	Ashburn, VA	163,000	90,000	14.4	53,000 - 57,000	5,347		
NJ1 Phase II (7)	Piscataway, NJ	180,000	88,000	18.2	18,273	18,273		
		343,000	178,000	32.6	71,273 - 75,273	23,620		
Land Held for Development (8)								
ACC8	Ashburn, VA	100,000	50,000	10.4		4,244		
ACC10	Ashburn, VA	270,000	130,000	24.0		7,505		
ACC11	Ashburn, VA	150,000	80,000	16.0		4,775		
CH3	Elk Grove Village, IL	305,000	160,000	25.6		8,408		
		825,000	420,000	76.0		24,932		
Total		1,906,000	987,000	176.3		$ 372,438		

(1) Gross building area is the entire building area, including CRSF (the portion of gross building area where our customers' computer servers are located), common areas, areas controlled by us (such as the mechanical, telecommunications and utility rooms) and, in some facilities, individual office and storage space leased on an as available basis to our customers. The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(2) CRSF is that portion of gross building area where customers locate their computer servers. The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(3) Critical load (also referred to as IT load or load used by customers' servers or related equipment) is the power available for exclusive use by customers expressed in terms of MW or kW (One MW is equal to 1,000 kW). The respective amounts listed for each of the "Land Held for Development" sites are estimates.

(4) Current development projects include land, capitalization for construction and development and capitalized interest and operating carrying costs, as applicable, upon completion. Future development projects/phases include land, shell and underground work through the opening of the phase(s) that are either under current development or in service.

(5) Amount capitalized as of March 31, 2016. Future development projects/phases include land, shell and underground work through the opening of the phase(s) that are either under current development or in service.

(6) CH2 Phase II was placed into service on April 1, 2016.

(7) NJ1 is being marketed for sale. Accordingly, we do not believe that we will develop the second phase of this data center prior to the sale.

(8) Amounts listed for gross building area, CRSF and critical load are current estimates.

DUPONT FABROS TECHNOLOGY, INC.

Debt Summary as of March 31, 2016
($ in thousands)

| | March 31, 2016 | | | |
	Amounts (1)	% of Total	Rates	Maturities (years)
Secured	$ 115,000	9%	2.0%	2.0
Unsecured	1,100,000	91%	4.9%	5.4
Total	$ 1,215,000	100%	4.6%	5.1
Fixed Rate Debt:				
Unsecured Notes due 2021	$ 600,000	49%	5.9%	5.5
Unsecured Notes due 2023 (2)	250,000	21%	5.6%	7.2
Fixed Rate Debt	850,000	70%	5.8%	6.0
Floating Rate Debt:				
Unsecured Credit Facility	—	—%	—%	2.1
Unsecured Term Loan	250,000	21%	1.9%	3.3
ACC3 Term Loan	115,000	9%	2.0%	2.0
Floating Rate Debt	365,000	30%	2.0%	2.9
Total	$ 1,215,000	100%	4.6%	5.1

Note: We capitalized interest and deferred financing cost amortization of $3.4 million during the three months ended March 31, 2016.

(1) Principal amounts exclude deferred financing costs.

(2) Principal amount excludes original issue discount of $1.8 million as of March 31, 2016.

Debt Principal Repayments as of March 31, 2016
($ in thousands)

Year	Fixed Rate (1)	Floating Rate (1)		Total (1)	% of Total	Rates
2016	$ —	$ 3,750	(4)	$ 3,750	0.3%	2.0%
2017	—	8,750	(4)	8,750	0.7%	2.0%
2018	—	102,500	(4)	102,500	8.4%	2.0%
2019	—	250,000	(5)	250,000	20.6%	1.9%
2020	—	—		—	—	—
2021	600,000 (2)	—		600,000	49.4%	5.9%
2022	—	—		—	—	—
2023	250,000 (3)	—		250,000	20.6%	5.6%
Total	$ 850,000	$ 365,000		$ 1,215,000	100%	4.6%

(1) Principal amounts exclude deferred financing costs.

(2) The 5.875% Unsecured Notes due 2021 mature on September 15, 2021.

(3) The 5.625% Unsecured Notes due 2023 mature on June 15, 2023. Principal amount excludes original issue discount of $1.8 million as of March 31, 2016.

(4) The ACC3 Term Loan matures on March 27, 2018 with no extension option. Quarterly principal payments of $1.25 million began on April 1, 2016, increase to $2.5 million on April 1, 2017 and continue through maturity.

(5) The Unsecured Term Loan matures on July 21, 2019 with no extension option.

DUPONT FABROS TECHNOLOGY, INC.

Selected Unsecured Debt Metrics[1]

	3/31/16	12/31/15
Interest Coverage Ratio (not less than 2.0)	4.9	4.8
Total Debt to Gross Asset Value (not to exceed 60%)	33.1%	35.9%
Secured Debt to Total Assets (not to exceed 40%)	3.1%	3.4%
Total Unsecured Assets to Unsecured Debt (not less than 150%)	245%	245%

(1) These selected metrics relate to DuPont Fabros Technology, LP's outstanding unsecured notes. DuPont Fabros Technology, Inc. is the general partner of DuPont Fabros Technology, LP.

Capital Structure as of March 31, 2016
(in thousands except per share data)

Line of Credit			$ —	
Mortgage Notes Payable			115,000	
Unsecured Term Loan			250,000	
Unsecured Notes			850,000	
Total Debt			1,215,000	23.4%
Common Shares	83%	74,422		
Operating Partnership ("OP") Units	17%	14,881		
Total Shares and Units	100%	89,303		
Common Share Price at March 31, 2016		$ 40.53		
Common Share and OP Unit Capitalization			$ 3,619,451	
Preferred Stock ($25 per share liquidation preference)			351,250	
Total Equity			3,970,701	76.6%
Total Market Capitalization			$ 5,185,701	100.0%

DUPONT FABROS TECHNOLOGY, INC.

Common Share and OP Unit
Weighted Average Amounts Outstanding

	Q1 2016	Q1 2015
Weighted Average Amounts Outstanding for EPS Purposes:		
Common Shares - basic	66,992,995	65,506,028
Effect of dilutive securities	853,120	950,243
Common Shares - diluted	67,846,115	66,456,271
Weighted Average Amounts Outstanding for FFO, Normalized FFO and AFFO Purposes:		
Common Shares - basic	66,992,995	65,506,028
OP Units - basic	15,035,445	15,420,237
Total Common Shares and OP Units	82,028,440	80,926,265
Effect of dilutive securities	1,065,826	1,057,018
Common Shares and Units - diluted	83,094,266	81,983,283
Period Ending Amounts Outstanding:		
Common Shares	74,421,820	
OP Units	14,881,663	
Total Common Shares and Units	89,303,483	

2016 Guidance

The earnings guidance/projections provided below are based on current expectations and are forward-looking.

	Expected Q2 2016 per share	Expected 2016 per share
Net income per common share and common unit - diluted	$0.34 to $0.36	$1.48 to $1.58
Depreciation and amortization, net	0.29	1.23
NAREIT FFO per common share and common unit - diluted (1)	$0.63 to $0.65	$2.71 to $2.81
Normalized FFO per common share and common unit - diluted (1)	$0.63 to $0.65	$2.71 to $2.81
Straight-line revenues, net of reserve	0.01	0.03
Amortization of lease contracts above and below market value	—	(0.01)
Compensation paid with Company common shares	0.02	0.08
Non real estate depreciation and amortization	—	0.01
Amortization of deferred financing costs	0.01	0.05
Improvements to real estate	(0.02)	(0.08)
Capitalized leasing commissions	(0.01)	(0.04)
AFFO per common share and common unit - diluted (1)	$0.64 to $0.66	$2.75 to $2.85

2016 Debt Assumptions

Weighted average debt outstanding	$1,232.0 million
Weighted average interest rate (one month LIBOR avg. 0.52%)	4.80%
Total interest costs	$59.1 million
Amortization of deferred financing costs	4.3 million
Interest expense capitalized	(9.9) million
Deferred financing costs amortization capitalized	(0.6) million
Total interest expense after capitalization	$52.9 million

2016 Other Guidance Assumptions

Total revenues	$510 to $520 million
Base rent (included in total revenues)	$345 to $355 million
General and administrative expense	$22 to $23 million
Investments in real estate - development (2)	$300 to $320 million
Improvements to real estate excluding development	$6 million
Preferred stock dividends	$23 million
Annualized common stock dividend	$1.88 per share
Weighted average common shares and OP units - diluted	89 million
Acquisitions of income producing properties	No amounts budgeted

(1) For information regarding FFO and Normalized FFO, see "Reconciliations of Net Income to FFO, Normalized FFO and AFFO" in this earnings release.

(2) Represents cash spend expected in 2016 for CH2 Phase II which was placed into service on April 1, 2016; CH2 Phase III, ACC7 Phase III, ACC7 Phase IV, ACC9 Phase I and SC1 Phase III which are currently in development; and TOR1 Phase I (Toronto), POR1 Phase I (Portland, OR) and CH3 Phase I which are currently not in development and require Board approval.